1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 1, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 928

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 928 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares 0-5 Year High Yield Corporate Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on August 30, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please include disclosure in the principal investment strategies stating that high yield securities are rated below investment grade.

Response: The Trust has revised the principal investment strategies to include the requested disclosure.

Comment 2: Please consider revising the principal investment strategies to include disclosure distinguishing between duration and maturity.

Response: The Trust has revised the principal investment strategies to remove the reference to “short duration.”

Comment 3: Please confirm whether the Fund will be subject to foreign or emerging markets strategy risks and revise the principal investment strategies disclosure accordingly.

Response: The Trust has removed North American Economic Risk as a principal risk factor, including it instead in the section of the statutory prospectus entitled “A Further Discussion of Other Risks,” as one among several other non-principal risk factors to be considered by investors in connection with an investment in the Fund. In addition, the Trust has confirmed that the Fund will not be subject to foreign or emerging markets as principal risk factors but will invest to some extent in non-U.S. issuers. In this regard, the Trust notes that it has included disclosure in the statutory prospectus regarding Non-U.S. Issuers Risk in the section entitled “A Further Discussion of Other Risks.”

Comment 4: Please confirm whether the Fund will be subject to small- or mid-capitalization companies risks.

Response: The Trust has confirmed that the Fund will not be subject to small- or mid-capitalization companies as principal risk factors and has revised the principal investment strategies disclosure accordingly.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman